UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED

(Exact name of registrant as specified in its charter)

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, People’s Republic of China

+86-0599-782-8808

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Entry into Material Agreements

On November 12, 2023, Paranovus Entertainment Technology Limited, (the “Company”) entered into a software development agreement (the “Development Agreement”) with Blueline Studios Inc. (“Blueline”), a company incorporated in Vancouver, Canada. Pursuant to the Development Agreement, Blueline shall be responsible for developing and delivering certain interactive game application (“Hollywood Sunshine”), including the underlying software, documentation, and technical data, under the terms and conditions of the Development Agreement, and agreed to assign to the Company all the right, title, and interest in Hollywood Sunshine, excluding any Background Technology (as defined in the Development Agreement). Blueline will deliver the initial full-featured version for the PC platform (the “PC Release”) six months after the Start Date as defined in the Development Agreement, followed by the delivery of iOS version (the “iOS Release”) three months after the PC Release. In exchange, the Company agreed to pay a total of $1,500,000 development fee to Blueline for the PC Release, and $400,000 development fee for the iOS Release, in accordance with the schedule set forth in the Development Agreement. The decision to develop the iOS Release is at the discretion of the Company. Furthermore, once Hollywood Sunshine starts generating revenues, the Company agreed to pay Blueline 9% of the net revenue after deducting all the licensing fees owned to all talent partners.

On November 9, 2023, the Company signed a promissory note purchase agreement (the “Purchase Agreement”) with a non-U.S. investor (the “Investor”), pursuant to which, the Company issued an 8% promissory note with principal amount of $750,000 (the “Note”) to such Investor on November 14, 2023, the closing date of this transaction. The Note will mature in 12-month after its issuance and can be pre-paid in part or in whole by the Company prior to its maturity date. The proceeds from the Note will be used to fund the Hollywood Sunshine and the general corporate activities of the Company.

The copies of the Development Agreement, Purchase Agreement and the Note are attached hereto as Exhibits 10.1, 10.2 and 10.3. The foregoing descriptions of the Development Agreement, Purchase Agreement and the Note are summaries of the material terms of such agreements, and do not purport to be complete and are qualified in their entirety by reference to the Development Agreement, Purchase Agreement and the Note.

Exhibits

Exhibit No.	Description
10.1	The Software Development Agreement, dated November 12, 2023
10.2	The Promissory Note Purchase Agreement, dated November 9, 2023
10.3	The Promissory Note, dated November 14, 2023

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paranovus Entertainment Technology Limited

Date: November 15, 2023	By:	/s/ Xuezhu Wang
	Name:	Xuezhu Wang
	Title:	Chief Executive Officer

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